Exhibit 99.1

FOR IMMEDIATE RELEASE - March 18, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD.
(TSX Symbol - PEF; NYSE Alternext Symbol - PED)

PETROFLOW ENERGY LTD. TERMINATES LETTER OF INTENT ON HUNTON ACQUISITION

CALGARY, (ALBERTA) March 18, 2009 - Petroflow Energy Ltd. (the “Company”) has terminated a Letter of Intent (LOI) with a third party that was announced on February 6, 2009.

Petroflow President & CEO, Mr. John Melton reports, “upon further evaluation of the properties identified in the LOI, we were not able to agree to mutually acceptable terms with the vendor.  Consequently, we have agreed to terminate the transaction”.

Petroflow recently released their updated Reserves Report for December 31, 2008 and also confirmed the renewal of their borrowing base under its bank loan facility.

“We have chosen a deliberate path to achieve our goals. While the current commodity prices have had an impact on our timeline, our business plan is sound and we are well positioned to advance our presence in the Hunton Resource Play as commodity prices become more favorable.  Petroflow has an experienced management team that is taking steps to manage the current economic situation and continue to move the Company forward” said John Melton.

Forward-Looking Statements

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the ability to generate sufficient cash flow and/or access external debt to develop the Hunton Resource Play, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For additional information please contact Petroflow Energy Ltd.

John Melton, President & CEO	Duncan M. Moodie, Chief Financial Officer
985.796.8080	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com

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